Exhibit 99.5

LITHIUM AMERICAS CORP. Computershare Please return completed from to: Computershare 8th Floor, 100 University Avenue Taranta, Ontario M5J2Y1 Interim Financial Statements Mark this box if you would like to receive Interim Financial Statements by mail. Annual Financial Statements Mark this box if you would like to receive the Annual Financial Statements by mail. Financial Statement Request Form. Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online www.computershare.com/mailinglist. Alternatively, you may choose to access the report(s) online at www.sedar.com. Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. Please place my name on your financial statements mailing list. Name Age Street Number Street Name City Prov/State Postal Code/Zip Code WLBQ 51ETNN 51ETNN01 WLBQBEN_1A.E.23788.OUTSOURCED/000001/000001/1